Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On September 11, 2026, Ann Anthony, Chief Financial Officer of ONE Nuclear Energy LLC, and Coen Weddepohl, Chief Investment Officer of ONE Nuclear Energy LLC, participated in a recorded session of the Jefferies Renewables, Clean Energy & Construction Conference. A transcript of the interview is set forth below.

Host

And good morning. Thank you, everyone, for tuning in, and everyone who came live the past couple days in New York. I’m Paul Zimbardo from Jefferies. I do a lot on utilities, power, clean, and everything related. I’m going to kick us off. And Julian and I are going to be presenting throughout the day as well. We’re delighted to kick off today with One Nuclear, the team. I was just telling them, people who may not be familiar. It’s a perfect time because there’s been a lot of updates, even just in the last 24 hours, the last week, so very excited to have them. I will turn it over to Ann if you want to start us off, or but a little background about the company yourselves, and then a lot to dive into. I love the naming of the new projects.

Ann Anthony

Sure. So thank you, and good morning, everyone. It’s great to be with you. In full disclosure, this is week four for me at One Nuclear, so I’m happy to be here. As you might surmise from the name, we are focused on power generation. Nuclear seems to make it appear that we are focused there, but at the end of the day, it’s all about generating electrons. We are technology agnostic, and because we appreciate that it’s going to take a while to actually get to nuclear development and deployment, we want early revenue. And so there’s a multitude of well accepted, well tested generation technologies, gas, solar, battery that we can deploy first because our ultimate customers, data centers, industrial customers with heavy load, want powered and they want it now. We are focused on developing a number of sites here in the U.S. and Coen, our chief investment officer, can get a little deeper into that. But we’ve got a number of projects that we are trying to advance through our development queue that we’re excited about. There have been a number of announcements over the past couple of weeks around those various projects, and hopefully there will be more to come that we’re happy to share. We are also in the midst of a going public process as a SPAC. Our SPAC partner is Hennessey Seven, and at this point, we are waiting for our final Nasdaq approval, and anticipate that in the coming weeks, we will be making our DPU on NASDAQ as a builder company. Cohen, anything you want to add?

Coen Weddepohl

I think that’s great, Ann. Thanks.

Host

Awesome. No, thank you very much. And again, just briefly, Ann, want to get a little background about yourself, where you were five weeks ago, and then I definitely want to dive in.

Ann Anthony

Sure. So prior to joining One Nuclear, I was with Oberon Fuels, a an early stage startup focused on biofuels. Prior to that, I was with Opal Fuels, and I was part of the team that took them public as a SPAC. Opal was a you know company around with many years of operating history, but focuses on vertical integration of RNG, literally from the well field to the fuel tank, and then prior to that, you know, many years across power, utilities, manufacturing.

Host

Yes, I wanted people to get that background. This is not your first rodeo of doing this as well,

Ann Anthony

So not sure what that says about me though

Host

No, it’s a it’s it all it all comes full circle on energy infrastructure. But no, great, and then maybe just talk a little bit about some of the projects, the sites. I know you’ve got the announcement recently, like a heavy focus on Louisiana. You’ve got the Texas, Mexico, some other areas. You can just talk a little bit of kind of the menu of opportunities you’re pursuing, and then each one does seem to have a little bit of a different generation flavor technology type. If you kind of describe what you have to offer for customers.

Coen Weddepohl

Yeah, I’m happy to take that Paul. So my name is Coen Weddepohl. By the way, I’m the Chief Investment Officer. I’ve been in this industry about 28 years. In terms of our pipeline, we try to maintain a pretty flexible business model. The way we acquire sites, in the case of our Louisiana sites, where we secure control directly with the landowners, that’s part of our core to our business model. But we also acquire sites through incumbents, developers, data centers who already have control of the site have already progressed and de-risked the sites where we can come in as the power partner, and that is an attractive model to us because, and that is the case in the Texas site, where we do not directly control the site, but our partner, a global data center developer, does, and has advanced the site through their due diligence, and we are able to piggyback off that effort effectively. And then there is the New Mexico site, where this is a an up to 10-gigawatt opportunity to partner with a developer and a large utility. And there we have a direct partnership with a master developer and the utility. So different business models and flexibility is key because opportunities are very site specific and are very specific also to the makeup of the stakeholders per site. So we have currently more than 75 candidate sites, but we only put capital behind these behind a very few. And really, the three sites that are most advanced are the ones that I just mentioned: the one in East Texas, in partnership with the global hyperscaler; the one in New Mexico, in partnership with a utility and a master developer for 10 gigawatt, and the newly announced Louisiana development platform, which is five gigawatt in opportunity set, and there we have direct control of the of the land. And what moves the timeline? Really, it’s that’s frankly a function of customer credit, contract terms, gas supply that we’re negotiating, air permits, and very state-specific rules, and the community support, of course.

Host

Okay, thank you on that. And it sounds like that the Texas is furthest along. And also, I should say for anyone listening, if you have questions you want me to ask, you can either send over a chat email, and I’ll try to aggregate those as well. But in terms of the sites, is there? The first person asked. I was going to ask as well. Any partnerships you’ve disclosed? I know you have some more on the equipment side, the technology side, vendors. Any agreements out there or frameworks that you can talk to hyperscalers, data center developers, utility partners to attach some names.

Coen Weddepohl

No, I wish we could because it would really it would really make our job a lot easier. These are, as you can imagine, the frankly the driving factor is the community angle and the sensitivity around these projects having to fly below the radar is absolutely critical in in the ability for us to and our partners more importantly to move through the various stage gates. So that enforces an incredibly strong discipline on sharing specific locations, even let alone names of our partners, they’re all very keen to keep it as hush hush and low profile as possible. Which it’s not ideal, certainly for analysts and investors. But that’s the that’s frankly the nature of the game these days with behind the meter data center power projects, but what we can say is on the offtake side, we’ve disclosed that from the beginning, is one of the world’s largest oil and gas majors is our partner. They are also one of the largest traders of gas and electrons in the United States, and they provide really a wide range of services, including gas supply and logistics, and trading. And on the electron side, they help with demand aggregation. They help with sleeving PPAs through their balance sheet, which is critical. So, we’re effectively, when we are selling electrons, we enable they enable us to sell the electrons in a investment grade wrap. That is a critical piece of differentiation, I think, that we have. So that is an oil and gas major. In the case of New Mexico, it is a strong utility, who again much prefers the project exact location and their name to be low profile at this point, but it is a well-known utility. Rolls Royce has been disclosed, and they’re comfortable with that on both the SMR side and the technology side. We have a couple of partnerships with hyperscalers. The one in Texas, notably, is one of several hyper data center developer and hyperscale relationships that we have. And on the EPC side, similarly, so we try in as we develop projects within each vertical value creation. We try to have at least one strong partner and a backup partner for other sites, so that we can always just like we’re technology agnostic, we can also pick and choose the partners for the site.

Host

Okay, and I think you said in there that is everything contemplated for behind the meter, and you mentioned the utility deployment. Is there certain sites behind the meter, others front of the meter?

Coen Weddepohl

Yeah, that’s a very good point, Paul. The business focus is on behind the meter. That’s really truly where the opportunity is, but that doesn’t take away that there are other ways to monetize our electrons. And front of the meter is definitely part of that. It’s just not our focus. So when we screen for sites, we screen for sites that fit our business model. But often, what pops up are opportunities on the front of the meter as well. And yes, we do pursue those as well.

Host

And just in terms of like the again, the company of One Nuclear, just is and you give good disclosure, especially on some Louisiana ones where it’s you can see the technology and the rent. Could you kind of describe how the nuclear fits into this this really just obviously you can’t build nuclear in any 2020 s time frame. Is it kind of move forward with smaller form factor natural gas? Is this CCGT? Is any you’ve got like GE Vernova listed on there, X Energy, TerraPower? Are you going to describe like what the physical generation strategy from the batteries to gas to eventual bridge to nuclear, or just how it all kind of plays together in the different time periods.

Coen Weddepohl

Yeah, well, great question. Within gas, so gas is for us a bridge to nuclear. That’s simply put. Within gas, there really three vectors to deliver gas derived power. First vector, and that is our focus. We embraced gas engines quite early for a couple reasons, which I’ll get into. You have also medium frame or average derivative turbine technologies that sit kind of in the middle, 25 to 60/70 megawatt size, and then you’ve got the large frames, the CCGTs, which is where the incumbents’ utilities have historically always focused on. The disruption in not just behind the meter, but in energy generation is coming from what we’re bringing is embracing gas engines as the core to deliver power fast. Here’s a trade-off. They’re a little bit more expensive on the variable operating costs, but importantly, they deliver power in 18 to 24 months from side control, whereas it’s five to seven years for the larger CCGTs. Not even including the commissioning timelines, which for gas engines is just a couple months, and for CCGT’s is it years. So gas is the business for us that pays for a destination. The value of the gas engines is its speed, modularity, and flexibility. And publicly discussed reciprocating engines can be ordered in tranches, so we don’t have to. We can split a 300 megawatt order in, let’s say, 10 tranches if we wanted to, and de-risk the order as opposed to placing one order for one large unit. Nuclear is the long duration, high capacity factor and low emissions foundation. And over time, these technologies do not have to be treated as a one-for-one swap, so subject to a site’s permits and contracts, nuclear can carry steady base load. And as then SMR blocks come online, gas moves from base load to firming redundancy and peak support alongside the batteries that we have in place to support their ramping, commissioning, and maintenance outages, so that that makes us frankly also site to customer specific, and the option value that we have particularly embedded in starting with gas is that we are able to develop a site and establish customer relationship before nuclear even comes into the picture.

Host

Okay, so when you have these initial conversations with potential counterparties, is it is it basically you get comfortable on a gas package, a gas plus batteries storage, and that the nuclear is I don’t want to call it optional, but that’s a future decision. Or is the nuclear kind of contemplated today? The customer counterparty gets comfortable on the nuclear. Is it? Are they inherently tied?

Coen Weddepohl

Yeah, there is an embedded optionality in there, and we love options. And one of these options and cheap options, and in this case a free option, and that is a technology switching option. So first, our sites all screen for both gas batteries and nuclear deployment, but the nuclear deployment is not mandatory. If ultimately the site screams out, or we determine that the path to nuclear for a particular site is just not ideal. We don’t do it, and we have other sites in our pipeline that are only nuclear, where gas is not an option because of the air permitting and various environmental requirements. So again, we want to maintain that flexibility, and then what is critical for people to understand is on the technology selection on the nuclear side. So we have there a free option as well. We can because we’re technology agnostic between Rolls-Royce or Westinghouse or X Energy or TerraPower Terrestrial Energy. We have the ability to choose the technology at a later stage in the site development process, and frankly, the long polar nuclear is rarely actually the reactor choice. It’s really site characterization, the environmental review, and water and transmission. All that work is vendor neutral, and the technology optionality that we have is almost free through site development and early site permit. At that point, after early site permit, we are still completely free to change the technology. And critical for us is the choice between not within the technologies, but between Gen 3 Plus and Gen 4, where water requirements are a critical element, and we have sites where water is a constraint, where maybe Gen Four technologies are a better fit. In other sites, like in Louisiana, we are right on the Mississippi with, frankly, almost an unlimited water supply, which is great for data centers and Gen Three plus technologies.

Host

Now that that’s very helpful. That it’s an option. It’s not a requirement per se for an customer. And then one, I feel like I have to say technology agnostic. Another participant asking as well, did you explore fuel cells? Any reason why not mentioned, or it is something that you looked at. Any perspectives there?

Coen Weddepohl

Yeah, I mean we have, and we can and may and may do fuel cells, and it’s there. The consideration is it really only works in projects that are almost cost agnostic, or where the cost and timing trade-off is very stark because it is a more expensive option. The recent data point on the Bloom Energy project-I forget the name now-that was announced yesterday or day before was an all-in cost of $5,000 per kW, and that compares to with gas engines, our cost is closer to $1,000 per kW, for example. So yes, fuel cells deploy even a little bit faster than gas engines, and there’s certainly other advantages. But the competition for us is between gas engines, not CCGT’s, and fuel cells. And on that vector, on that competitive scoring, we overall much prefer gas engines. There are cases where fuel cells make sense, and these are site specific and have to do with environmental regulations more than the cost itself.

Host

Okay. No, thanks. complete sense there. Great. I wasn’t going to ask about some of the economic questions yet. I was going to see that for later. But since we either end up to yourself or Ann, but just any information you could give on kind of what are the desired contract duration? Is it how many years kind of any color on target returns you’re looking for payback periods anything you’re comfortable describing on kind of the commercial front or a power purchase agreement or similar structure.

Coen Weddepohl

Yeah, I’m happy to do that, Paul. Obviously, we desire as long a tenor as we can get, and on the nuclear side, we’re seeing even 30-year PPAs being signed. So that’s a very good, very good development. But 20 to 25 years for nuclear is great. And what we’re seeing on the gas and battery side is 50 years has become the norm, and we’re seeing that trending upwards a little bit. So, we’re seeing 15 to 20 years, and that needs to align also with the tenancy agreements, right? The data center tenancy agreements also have come a long way from short multi-year to now also 15 years plus. So that alignment is important. The tenancy tenor or the lease tenor and the PPA tenor, they need to they need to align. So, we’re seeing at least 50 years that we’re getting on the economics. The PPA structure is really where I think our value is thinking through. This is not a front of the meter simple PPA structure. These are more hybrid structures of capacity and energy, and the hybridization of the PPA, and ultimately also the liquidated damages and the exposures that you need to package into that behind the meter is a completely different ballgame in front of the meter. So we’ve designed our PPA structures in a way that’s been battle tested with hyperscalers and tenants to be majority tolling agreement, and having our oil and gas major sitting in the middle as the QSE as the qualified scheduling entity, and then the pricing of that is done in a way that the payback period to which you asked, we try to keep that around the time that the PPA transitions and the projects transition from being fully islanded behind the meter to fully grid connected. That typically starts in year five, so we assume five years fully islanded, and then after five years, we assume that there’s going to be a five-year period during which the data center campus will draw power from the grid increasingly up to 100% of its needs. In Texas, it’s different with the New Bank Zero rules, but that that five year period plus the next five year transition period, well within that we’re looking to have full payback on the project, so that effectively everything that happens after that, certainly after the point that the data center is fully now withdrawing power from the grid, and our power canvas changes the utility from a primary supplier, physical supplier of power, to more of a backup. That transition is baked into the into the payback period, and the economics, therefore, for us need to work within that payment period.

Host

Okay, you know that that was quite helpful. And going back to point you mentioned in the response earlier, the sleeving dynamic with the energy major is the thought process everything would go through a sleeve or direct contracts, hyperscalers, the utilities kind of. I know it’s not one size fits all, but the sleeving dynamic is interesting. There is that kind of design for a certain type of customer on credit quality. If you can elaborate there.

Coen Weddepohl

Yeah, it’s solving for where we’re humble. We’re small, still relatively small company relative to the big utilities and Nextera and Dominion and Duke and whatever you know. And the critical, I think the critical challenge that any developer and any IPP needs to solve is the hyperscalers increasingly becoming more sensitive to the PPA being wrapped in an investment grade structure. It just needs to be for the top hyperscalers, and you correctly identify that as it doesn’t not everybody needs an IG rep, but the Mag Seven do in general require that IG wrap, so you can achieve the IG wrap in multiple ways, and we are pursuing multiple ways. One is just leaving through an oil and gas major. The other one, and this is in direct conversation with the hyperscalers, is they’re willing to stand behind our platform in backing into some of the guarantees required to deliver that IG wrap, but that is where the market private credit investors. If you look through the entire financing chain, ultimately the easiest to finance projects are those that are going to come with an IG wrap around it, and that’s our focus. But it’s not the only game in town.

Host

Okay, and all that that makes a lot of sense. You know, you definitely see that trend in the market. Okay, great. I’ll leave that area to the side for a second. One obviously high on the list. You mentioned a little bit just that the Texas pushback, but more broad than that. Presumably, and we’ve heard this from a lot of similar developers. The all the momentum is going to companies that offer behind the meter, people that like yourselves that can offer that. Just could you describe the level of interest you’ve had, whether it was six months ago, three months ago, today, I’d want to leave the witness, even though I’m a little bit urgent to see more interest in these behind the meter constructs, and just I’ll leave it more open ended than that.

Coen Weddepohl

Yeah, it’s pretty well. It’s pretty stark. The a lot of the data center developers, and I’m not going to mention names, but a lot of them brought on power teams because they at least need to be able to appoint a partner like us, like One Nuclear, to help them develop the power side. But they need that internal power team, and these are the people that make the decisions around ultimately how do you solve for the tier four reliability and what technologies ideally to use and what front of the meter versus behind of the meter opportunities they should focus on as a as a data center developer, and most of these people were lifted out of traditional utilities, and that effectively brought with it the incumbent mindset of front of the meter always, because that’s where the entire industry, until 6/12 months ago, has been able to t get its power. Two, the technology choice was always CCGTs. No utilities ever deployed gas engines for base load. Almost other than the oil and gas sector in remote areas, nobody has done that. But for this model to deliver power fast, that is the way to do it. But the mindset of the utilities and the people that worked in these utilities for 20/30, years is still married to front of the meter first, then fall back on large 300 megawatt size CCGTs, and this is a journey that we’ve had to walk through with our counterparts at the data center developers. Where a year ago they would say, “Look, we’d love to have you as a power partner, but why would we use engines, or why would we not tap as much as we can and withdraw power from the grid until we actually test cased a lot of that and the mindset of the largest names has completely shifted in the last six to 12 months. There’s still, I would say, a few holdouts, but most of them have now shifted into yeah, we need to do behind the meter. A good example is our Texas project. In the Texas project, where this project has been filed into Batch Zero, and there is a kind of a concern generally that now with the new legislation that’s come out and the audits that Governor Abbott is requiring to be done on transmission and load, that all these projects may become delayed until after the election. The beauty of the behind the meter approach is that we don’t have to wait for that. We don’t have to wait to find out how much transmission or withdrawal capacity the project is going to be allocated under that zero. We can move right ahead on the behind the meter front and then let the allocation of withdrawal capacity fall out when it falls out.

Host

Oh yes, no, exactly there, and maybe using the Texas as an example. If again, unfortunately, tomorrow you sign a contract with a customer, hypothetically, what does the timeline for commercialization look like? Just in terms of where you are on the equipment procurement, the labor, the building, everything. Like, how fast could you start to draw power and hit the scale?

Coen Weddepohl

Well, there we have to be a little bit careful, Paul, because we have to anchor into the latest disclosure of MMPI that we did, was which was on August 20, and I can only

Host

ask you put at yeah yes yeah.

Coen Weddepohl

So we we’re the scorecard for us, the milestone on Texas is to have a definitive agreement, a JDA joint development agreement in place with the with the data center developer, so that is our that is our goal in in the next couple of months to have that in place, and that will accelerate very quickly. And in parallel to that, conversations with off takers are starting to take place. So that is running in parallel. That project we think is potentially the fastest route to a PPA in New Mexico. The path there, the big kind of value milestone is also to get definitive agreements around a JDA, and that actually coincides in timeline with the Texas project. So, we may have a JDA in place at potentially similar timeline, a couple of months from where we are. The other milestone there is to put in a firm equipment order that secures the delivery slots, and we’ve done a tremendous amount of work, and we can speak, Paul, for a long time about equipment supply and how we are at One Nuclear solving for that, because that is, frankly, a critical value generator for the business is the ability to source equipment in a timeline that is competitive. But that is the next milestone on the next project as well is to put in firm equipment orders and then the first project financing commitment.

Host

Okay, and once you kind of hit those milestones, is there a timeline just like the normal course construction to attach to that? Is that like a 12/18 months? Just had to think about when power could be drawn, just assuming you meet those timelines you articulated.

Coen Weddepohl

Yeah, I think we can be actually. You’re right. I think we can be competitive with traditional construction timelines. So we’re assuming the traditional construction timeline. We hope that we can do better because we’ve we have some very nifty, creative designs that we put together with our technical consultants and our OEMs that enable effectively the a faster installation, a faster overlay of installation in conjunction with early civil works done, and a commissioning Strategy that is extremely competitive that enables us to shave potentially a couple months off the actual commissioning. So embedded in that entire envelope, I think we can be competitive, but I think 12 to 18 months is a is a good assumption.

Host

Excellent. That was very helpful. So no, you laid out a nice roadmap on the kind of near term milestones to be watching there. Is there anything else that investors should be watching along the way on kind of new site project announcements? Again, just kind of see announced so much in the last week. Does it really just focus on that definitive agreement, the GDAs?

Coen Weddepohl

You’ll definitely watch this space. We’re not done yet. We’ve walked through three big projects. Out of the 75 sites, we have certainly a number of incredibly high-quality sites that we’re progressing at the same time as well, and this is project development. You can never be sure that all your projects come to COD and full fruition. It’s like you need to build a meaningfully diversified portfolio at the lowest cost possible, and that’s what we’re doing. So watch this phase. There may be more coming.

Host

Okay. And then just in terms of, let’s assume we check those boxes just on the financing sides. Maybe turn and look at Ann let you take a breather for a second. Just you did the business combination, and I should have mentioned before that the ticker will be O N E N if I had it right. Just in terms of the financing for construction, project debt, third party capital. If you could kind of talk about the financing of the construction partners, all of that, those elements as well.

Ann Anthony

Sure. So obviously, when you think about the amount of capital that we need to deploy, and again, we are going public as a SPAC, so you’re never sure how much capital you actually get until you get there. I think we all approach this from the perspective of we will constantly be in fundraising mode. Obviously, there’s when you think about the capital stack, right? There’s Topco, right? There’s the actual One Nuclear Energy company, but then underneath that, the various SPDs, and I think that we will be approaching each project rationally based on ultimately who the off-take partner is. Because let’s face it, a lot of those off-take partners also want to stake in the project, along with you know what the technologies will be, etc. I think we’ve identified and have a number of relationships where you know we I brought some Coen brings some right. It’s pretty easy to figure out in this space who’s interested in financing this growth. So we’ll be approaching it project by project, right? Very rationally, obviously thinking through as we de-risk the project. There could be different financing partners along the way that kind of come in and come out, right? So again, the quantum of capital that needs to be raised is pretty large, but we’ll be right back at it. It never ends.

Host

Yes. Okay. So the thought process you announce again it’s kind of like chicken and the egg. You announce a JDA, PPA, etc. and then simply that that counterparty wants to be involved, and then you can raise a lot of capital at that project level, effectively project debt, tax equity, and sometime.

Ann Anthony

Yeah, I think big picture, right? All of the pieces that Cohen described as we think about de-risking; it ultimately supports bankability, right? Each one of these projects have to be able to stand on their own, generate you know substantive returns that are attractive to investors, and so you know as we move through that, right? You’re constantly thinking about okay, how do I want to finance this project? What does the what does the capital stack look like, and you know how do we approach it? So over time, much like while we are technology agnostic, I would not be surprised to see relationships develop right where no project is rinse and repeat. But you know over this kind of project, we know we’re going to go here. I would anticipate seeing sim. I would at least anticipate seeing similar types of relationships develop on the financing side as well. Again, as you get to know kind of who likes to play, what kind of project?

Host

Yes, and I would imagine the even the strategy on financing evolves is that when you’re more capital constrained doing the first project or projects plural, you might be needing to and just more economically lucrative to bring in more partners versus once the cash flows start to turn on and fix it. Maybe a few years from now, you don’t need to pursue as much of that,

Ann Anthony

correct? Right, and we can begin to right build our balance sheet in support of right our own participation in those projects, and start to you know rely less on outside parties. Absolutely, but again, it’ll be project by project as we think about this.

Coen Weddepohl

And I think maybe to people always ask us for peers, who do we compare ourselves to? I think VoltaGrid is a good example, and there’s a few others as well. But VoltaGrid had a similar journey, and we like we like that journey, and we think we’re on a similar on a similar journey to what they are. And just to add to what Ann said, the capitalization or the capital formation plan is critical, and we have to clearly balance dilutive impacts against the ability to attract financing, and that’s for us a critical consideration. The stage gates that we apply rigorously to every project and portfolio level, we force at each stage gate. We literally force a decision with the IC to either deploy further capital or not, and so that enables us to also attach evaluation to each project and like, and we force each project to be repriced at each milestone at each stage gate, and then we force the conversation: Are we going to back? Are we going to continue to back this horse? If so, how much capital are we willing to deploy against it to reach the next stage gate? So we’re always aware of what the valuation is, and how the MOIC and the valuation expands between the stage gates, and at each stage gate there is a different risk appetite and a different investor base that we can pull in, so we can be quite granular in the way we source capital by having these clear stage gate definitions.

Host

Oh, that that makes a lot of sense, good to hear as well, prudent. And I know we’re rapidly running out of time. We keep going, but one question I had we didn’t touch on as much. We talked about the equipment side, just the labor, and kind of if you could talk about the strategy there. I know you’ve got like a niche, but just anything you comment because it’s a lot of construction again, high class problem. If you have two major projects going at the same time, if you can talk about kind of construction management and the labor side,

Coen Weddepohl

yeah, those are very different conversations for gas than they are for nuclear, as you can appreciate, and that’s one of the reasons we like this gas to nuclear as a bridge. Because once we start developing up a site around the gas and the battery side, and also on the data center side, that already mobilizes the labor force. And by the time that we’re starting to really commit our dollars to the nuclear part of the site and the nuclear projects. A lot of the labor work has already been done. We already have a relationship with the community. We know which colleges and universities and trade schools we need to leverage in order to anticipate the labor demand, which is part of the plan, and how to source labor, in particular the skills that are that are discarded. So, labor, particularly in in parts of Texas, it’s becoming it’s becoming a real bottleneck. So we’re keenly aware of that, and we have a the benefit certainly on the nuclear side that we’ve have already started on the gas side and have a strong line to skilled labor.

Host

Okay, oh that that makes a lot of sense of that bridging strategy. Also, I know we’ve only got a couple minutes left. Any closing remarks or anything you want to summarize to signature itself? It’s been a very useful conversation. And also, I should mention for the investors, if you want to be put in touch with the team, you could shoot us an email. We’ll connect you back. The again, the ticker is ONEN. But no, thank you. Anything you wanted to close with Coen would be great?

Coen Weddepohl

Well, maybe just one thought, and that is the is some there. It’s fair to ask, you know, what makes all this fall over? What is you know what is this this opportunity? How real is the demand from the hyperscalers, and what could trip this all? And the kind of simple answer that we have is we are small, and a gigawatt contract for us is transformational as a company, let alone multiple gigawatt contracts like VoltaGrid was able to secure. That is a that is our focus is just getting to that point, and that would only penetrate a small percentage of the total addressable market. So we feel that the market is so large and so big and so underserved by flexible developers like ourselves that this is a pretty structural opportunity. Ann what maybe thoughts do you have?

Ann Anthony

Yeah, I would agree with that. I don’t think that we are sitting here saying we’re going to solve every right. You know we’re going to generate every electron that needs to be generated, but there is such a need, and we’re hearing that right in our conversations, day in and day out, that we need somebody to come in and figure out how to do this and do it reliably. So we feel we feel we’re excited about that, right? It’s a huge opportunity, and honestly, part of energy security for us as Americans. I guess I would like to just close with we appreciate the opportunity, obviously, to speak with the Jefferies team, but also the other folks who are taking time today. You know we’re on our journey. We trade today as HVII, which is the Hennessy vehicle. But Paul, to your point, hopefully in a couple of weeks on your ticker ONEN on Nasdaq. And stay tuned because there’s a lot. There’s a lot going on here, and we’d love for you to come along as part of that journey.

Host

Yeah, no, thank you very much. We’ll be watching the next few months to see the Texas and New Mexico product so far. So thank you both for taking the time.

Coen Weddepohl

Thank you, Paul

Ann Anthony

Have great day

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About ONE Nuclear Energy LLC

ONE Nuclear Energy LLC (“ONE Nuclear”) develops advanced nuclear and large-scale energy infrastructure designed to deliver reliable power, strengthen energy security and enable American industrial growth. The company advances projects through disciplined site control, siting and constraints analysis, regulatory planning, engineering coordination and project development. For more information, please visit www.onenuclearenergy.com.

On August 24, 2026, ONE Nuclear’s previously announced business combination (the “Business Combination”) with Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“Hennessy VII”) was approved by the Hennessy VII shareholders. The combined company is expected to be listed on a national exchange under the ticker symbol “ONEN” following an anticipated transaction close in the second half of 2026, subject to satisfaction of customary closing conditions. For more information, visit https://www.onenuclearenergy.com/newsroom.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to statements regarding ONE Nuclear’s and Hennessy VII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, the anticipated timing and benefits from the consummation of the Business Combination, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this communication and are based on ONE Nuclear’s and Hennessy VII’s current beliefs and assumptions. ONE Nuclear and Hennessy VII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Hennessy VII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of that certain Business Combination Agreement, dated as of October 22, 2025 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Hennessy VII, Solis Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Hennessy VII, and ONE Nuclear; (5) changes in the transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or Hennessy VII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by Hennessy VII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in Hennessy VII’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither Hennessy VII nor ONE Nuclear presently knows or that Hennessy VII and ONE Nuclear currently believe are immaterial. ONE Nuclear and Hennessy VII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contacts

For Investors: Caldwell Bailey, ICR, Inc.

For Media: Matt Dallas, ICR, Inc.

onenuclear@icrinc.com